EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2009, the Corporation had a total of $88.988 billion in assets and $93.290 billion in liabilities compared to $49.915 billion in assets at June 30, 2008 and $49.623 billion in liabilities at June 30, 2008.

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

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The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Stephen Rochester. The Organisation Management Team (“OMT”) comprises the Chief Executive and senior management. The OMT provides management oversight of the Corporation’s performance in implementing its strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At June 30, 2009, the total borrowings of the Corporation were $62.624 billion. This amount included overseas debt equivalent to $11.279 billion based on the prevailing rates of exchange at June 30, 2009. Included in these overseas borrowings were Australian dollar denominated borrowings of $7.276 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies.

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (i.e., Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools. These funds are invested in liquid investments with high quality credit counterparties until they mature or are unwound to meet the funding requirements of Government Bodies or QTC’s refinancing requirements.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilize debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At June 30, 2009, loans to Government Bodies totalled $44.408 billion of which $20.902 billion was to State owned trading enterprises.

On July 1, 2008, under an administrative arrangement, the Queensland Government transferred a portfolio of assets (Long Term Assets) to QTC. These assets were held to fund superannuation and other long-term obligations of the State such as insurance and long service leave. In return, QTC issued to the State a fixed rate note, initially set at 7.5% per annum, which is the current long term average rate of return on investments assumed in the triennial actuarial assessment of the State’s defined benefit liability. This

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arrangement has resulted in the State receiving a fixed rate of return on the note, while QTC bears the risks and rewards on the asset portfolio. The purpose of the transfer was to minimize the volatility in the General Government net operating position of the Queensland Government’s accounts as a result of the fluctuations in returns from the investment of these assets.

The Long Term Asset Advisory Board, established by way of Executive Council approval dated July 17, 2008, is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by Queensland Investment Corporation (QIC).

QTC made an operating loss after tax of A$4.638 billion for the Long Term Assets segment. Portfolio performance has been affected by the poor performance recorded by virtually all markets during the past year due to the impact of the global financial crisis and the subsequent global recession. The losses incurred by the Long Term Assets segment have no impact on QTC’s capacity to meet its obligations as there is no cash flow effect for QTC.

The market value of assets held under this arrangement total A$17.470 billion while the liabilities total A$22.109 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement, Balance Sheet, Cash Flow Statement, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under the bond facility, being (i) unable to access suitable funding markets when required and (ii) suffering a significant loss of capital.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are:

•	funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Queensland Public Sector’s debt financing requirements, and

•	funds held to manage the duration of our customers’ debt.

While the Corporation is not subject to the Bank of International Settlements, Basle II accord, its Board and the Corporation’s Middle Office monitor compliance with the Basle II accord. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term of counterparty exposure based on credit rating (both at an overall and maturity bucket level)

•	limit the exposure by country and industry sector

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•	limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent), and

•	provide a maximum percentage exposure for the various credit rating bands.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border leases relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value as at 30 June 2009 is approximately 1,168 million.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties that have issued the financial instruments. Despite the current problems experienced due to the global credit crisis, the risk to QTC is considered low with approximately 53% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A+ representing 11% of the total exposure.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. For some cross border lease transactions, a separate State of Queensland guarantee has been provided. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

Selected Financial Information

The following Statement of Financial Position as at June 30, 2009 and 2008 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our 2009 Form 18-K which is incorporated by reference into this prospectus supplement and the U.S. Prospectus.

QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 182,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of around 4.38 million persons, or 20.1% of Australia’s population at the end of March 2009. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

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Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.95 million residents. There are nine other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

Following the most recent State election (March 2009), the Australian Labor Party again forms the current government of Queensland. The Premier is the Honourable Anna Bligh, who became leader of the Australian Labor Party in Queensland on 13 September 2007 following the retirement of the Honourable Peter Beattie. Ms Bligh previously occupied the roles of Deputy Premier and Treasurer, and was nominated unopposed to succeed Mr. Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

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Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world, are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of low-cost electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate energy sources such as natural and coal seam gas.

Historically, Queensland’s manufacturing industry has not been as important to the Queensland economy as other Australian States. In particular, manufacturing in Queensland has specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

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There have been significant structural changes in the Queensland economy over the past 20 years. The mining and tertiary sectors have grown strongly and the relative importance of the rural sector has declined. In 2007-08, the State’s rural sector accounted for approximately 2.8% of Queensland’s total industry gross value added and 21.8% of the rural sector in Australia. The mining sector accounted for approximately 10.6% of industry gross value added in the State and 24.7% of mining activity in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.6% of Queensland’s industry gross value added and 17.2% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 77.0% of Queensland’s industry gross value added and 18.8% of the tertiary sector in Australia.

Economic Strategy

The Queensland Government’s economic strategy focuses on positioning the Queensland economy for a strong recovery from the global recession while supporting jobs. The Queensland Government’s economic strategy is comprised of four key elements, as follows:

•	Jobs;

•	Infrastructure;

•	Skills and Innovation; and

•	Responding to Climate Change.

Queensland’s productivity growth has outpaced the national average over the past decade and the Government is locking in future productivity gains with its substantial ongoing investment in skills, innovation and economic infrastructure. The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and meeting operating expenses from operating revenue.

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

With growth in gross state product (GSP) easing to a modest 0.8% in 2008-09, to be largely in line with the 1.0% growth recorded nationally, 2008-09 represented the weakest year for the State economy since 1990-91 and the weakest for the national economy since 1991-82. The household sector weighed on activity during the year, reflecting a decline in dwelling investment and the weakest growth in household consumption in more than a decade. This was offset by residual strength in business investment and support from public sector investment, while a decline in imports saw the trade sector make its first positive contribution to growth in eight years.

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Real Economic Growth—Queensland and Australia, original CVM

(2003-04 to 2008-09)

Year	Queensland GSP		Australia GDP
	$ Billion(a)	% Change	$ Billion(a)	% Change
2003-04	173.5	5.6	956.0	4.0
2004-05	184.0	6.1	982.8	2.8
2005-06	191.0	3.8	1,012.3	3.0
2006-07	200.9	5.2	1,045.7	3.3
2007-08	211.9	5.5	1,084.5	3.7
2008-09	213.6	0.8	1,095.4	1.0

(a)	Chain volume measure (reference year 2006-07)
Source:	Queensland State Accounts

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2004-05	2005-06	2006-07	2007-08	2008-09
Overseas merchandise exports ($ billion)	26.4	35.4	35.4	35.3	56.4
Retail turnover ($ billion)	37.2	39.0	41.9	45.8	48.4
Private gross fixed capital formation ($ billion)	40.4	46.8	54.4	61.2	65.2
Mineral production ($ billion)	16.0	23.8	24.9	26.8	na
Agricultural production ($ billion)	8.3	8.7	9.5	9.2	na
Employment (‘000)(a)	1,953.3	2,031.4	2,127.8	2,179.7	2,227.2
Unemployment rate (%)(a)	4.9	4.8	4.0	3.7	4.4
Increase in consumer prices (%)(a)	2.6	3.1	3.3	4.1	3.7
Average weekly ordinary time earnings ($)(a)	911.4	949.8	990.1	1043.8	1,119.7

(a)	Year-average
Note:	All monetary values are in current prices, na: Data not available.
Source:	ABS 7111.0, Department of Mines and Energy, Department of Primary Industries and Fisheries, and Queensland State Accounts.

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Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2007-08 and 2008-09.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2007-08	2008-09	2007-08	2008-09	2007-08	2008-09	2007-08	2008-09
Household consumption expenditure	4.9	1.8	2.7	1.0	4.0	1.4	2.2	0.8
Priv. gross fixed capital formation(c)	9.2	2.7	2.5	0.7	10.6	3.1	2.4	0.8
—Dwellings	-1.3	-6.9	-0.1	-0.6	1.7	-1.9	0.1	-0.1
—Business investment(c)	16.3	10.1	2.5	1.7	15.2	6.3	2.1	1.0
(i) Other buildings and structures(c)	10.6	16.7	0.7	1.2	12.8	7.8	0.8	0.5
(ii) Machinery and equipment(c)	21.1	5.0	1.8	0.5	17.3	5.1	1.3	0.4
—Ownership transfer costs	-1.5	-29.9	0.0	-0.6	0.2	-15.3	0.0	-0.3
Private final demand(b)(c)	6.3	2.1	5.2	1.7	5.9	1.9	4.7	1.6
Public final demand(b)(c)	7.4	4.6	1.7	1.1	4.0	4.7	0.9	1.0
Change in inventories	na	na	0.2	-1.3	na	na	0.2	-1.3
Gross State/National Expenditure(d)	6.8	0.2	7.2	0.2	5.8	0.0	5.9	0.0
Exports of goods and services	3.0	-1.4	1.1	-0.5	4.1	1.8	0.8	0.4
Imports of goods and services	6.8	-2.6	2.8	-1.1	13.8	-2.5	3.0	-0.6
GSP/GDP	5.5	0.8	5.5	0.8	3.7	1.0	3.7	1.0

(a)	Chain volume measure (reference year 2006-07).
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.
(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available.
(d)	Includes statistical discrepancy.
Source:	Queensland State Accounts.

Key features are:

•

Dwelling investment in Queensland declined 6.9% in 2008-09, and was a key driver of the slowdown in overall economic growth over the year. The fall reflected the lagged impact of restrictive interest rates over much of 2008, as well as weak consumer and investor confidence following the deterioration in the economic outlook and tightening in credit conditions from late 2008.

•

Household consumption growth eased to 1.8% in 2008-09, with discretionary spending constrained by considerably lower consumer confidence and household wealth, resulting from falls in both equity and house prices over much of the year.

•

In contrast to weakness in the household sector, business investment in Queensland rose 10.1% in 2008 09, the fifth consecutive year of double-digit growth. The large amount of work already under construction generated considerable momentum, especially in engineering construction. As a result, the volume of business investment reached almost $40 billion in 2008-09, more than triple its level in 2000-01.

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•

Public final demand contributed 1.1 percentage points to overall economic growth in 2008-09. Public investment has increased substantially in areas such as transport, health, education, rail, energy and water in recent years, helping to accommodate fast population growth and expand the productive capacity of the economy.

•

The trade sector contributed 0.6 percentage point to overall economic growth in 2008 09, the first net contribution since 2000-01. This reflected a faster fall in imports relative to exports during the year.

Overseas Exports

Queensland is one of Australia’s major exporting states. The nominal value of Queensland’s overseas exports of goods and services in 2008-09 totalled $67.3 billion (up 47.5% from 2007-08). This was largely driven by a rise in exports of coal, coke and briquettes (up $17.1 billion, or 130.4%) reflecting higher prices received for Queensland coal exports, as well as a depreciation in the A$ (from $US0.90 in 2007-08 to $US0.75 in 2008-09). These factors more than offset the negative impact of the global economic downturn on other export categories, particularly base metals.

The nominal value of Queensland’s crude minerals exports rose 89.5% in 2008-09, to total $33.1 billion. Coal accounted for the majority of this rise, and over half of the total value of Queensland’s merchandise exports in 2008-09. In Japanese Fiscal Year 2008-09 (April 2008 to March 2009), contract prices for hard coking and semi-soft coking coal more than tripled and prices for thermal coal doubled. In addition to substantially higher prices, the volume of Queensland’s coal exports also rose in 2008-09, supported considerably by unprecedented demand from China in the second half of the year. The volume of Queensland’s hard coking and thermal coal exports to China totalled 12.0 million tonnes in the first six months of 2009, compared with 0.8 million tonnes in the same period a year earlier. The rise in coal export volumes to China more than offset a large fall in demand from other major coal buyers in the year.

In 2008-09, the nominal value of Queensland’s rural exports rose 23.8%, to total $7.5 billion. This increase was driven by a 12.0% rise in the value of meat exports and a 101.2% rise in cereal exports. However, stronger meat export values largely reflected higher export prices. The volume of beef exports (which account for the majority of meat exports from Queensland) rose by a more modest 2.8% in the year. Strong demand from the US for lower-grade manufacturing beef saw export tonnages to the US rise 12.8%, while a more competitive A$ helped exports to Japan (the State’s largest export destination) increase 2.1%. In contrast, exports to South Korea fell 25.7%, following the removal of a ban on US imports into Korea. The value of cotton lint exports increased 47.9% in 2008-09, following large falls in 2007-08, with production benefiting from improved rainfall in particular. Sugar exporters benefited from the world raw sugar price approaching a record high over 2008-09.

The nominal value of processed minerals and metals exports fell 17.0% in 2008 09, to $3.6 billion. The majority of the fall was driven by a 17.2% decline in non ferrous metals, to $3.3 billion. This reflected lower industrial production, which weighed on base metals prices in 2008-09. The world prices of aluminium (down 29.8%), copper (down 36.5%), nickel (down 53.3%), lead (down 49.8%) and zinc (down 46.1%) were all much lower in the year. Further, output was affected as many mining companies responded to the weaker global environment and increased funding constraints by scaling back production.

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Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)	2006-07	2007-08	2008-09(p)
Rural
Meat	3,382.1	3,091.9	3,463.4
Textile fibres	519.6	318.3	424.3
Cereals	180.3	227.1	456.8
Fish and other seafood	192.4	162.2	181.9
Vegetables and fruit	312.8	326.4	343.0
Sugar(b)	1,541.0	1,040.0	1,304.0
Other rural	673.4	899.4	1,332.7
Total	6,801.6	6,065.3	7,506.1

Crude Minerals
Coal, coke and briquettes(b)	12,992.0	13,118.8	30,221.3
Metalliferous ores	4,228.8	3,882.8	2,529.8
Petroleum and related products/materials	287.1	393.2	289.5
Other crude minerals	85.1	95.1	101.2
Total	17,593.0	17,489.9	33,141.7

Processed minerals and metals
Non-ferrous metals	3,480.9	3,968.5	3,285.4
Other processed minerals and metals	340.8	359.0	305.3
Total	3,821.7	4,327.5	3,590.7

Other manufactures
Chemicals and related products	395.8	550.9	926.8
Manufactured goods classified by material	279.1	269.1	243.0
Machinery	917.1	1,038.7	1,208.1
Transport equipment	355.5	403.9	322.8
Miscellaneous manufactures	363.8	384.7	407.6
Total	2,311.2	2,647.3	3,108.3

Manufactures (sum of processed minerals and metals and other)	4,911.6	4,787.8	9,061.8
Confidential and special(b)	6,304.8	5,715.8	10,229.7
Total overseas exports of merchandise goods	36,197.0	36,013.0	57,224.0

Tourism	3,386.0	3,444.0	3,795.0
Other services	5,297.0	6,155.0	6,245.0
Total overseas exports of services	8,683.0	9,599.0	10,040.0

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	44,878.0	45,613.0	67,265.0

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3). Total overseas exports of merchandise goods and service related exports data based on Queensland State Accounts, June quarter 2009. All remaining merchandise exports goods, with the exception of sugar are sourced from the ABS, unpublished foreign trade data, August 2009.
(b)	Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar’ for Queensland are based on the Queensland State Accounts estimate of sugar. In addition, some coal exports data (particularly pulverised coal

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injection coal) is confidentialised by the ABS. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.
Source:	ABS unpublished foreign trade data, Queensland State Accounts.
Note:	Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate exports growth.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and received 29.5% of the State’s overseas merchandise exports (excluding non-monetary gold) in 2008-09. Other major export markets include the European Union (12.5%), India (11.8%), South Korea (11.3%), China (including Hong Kong) (10.0%), Taiwan (5.8%) and the United States of America (2.2%).

The share of Queensland’s merchandise exports destined for North Asia remained high, at 56.6% in 2008-09. Overall, the share and the absolute value of goods exports to China, India and Taiwan has risen significantly over the five years to 2008-09. In 2008-09, exports to China, India and Taiwan accounted for 26.8% of the value of Queensland’s overseas merchandise exports, compared with 16.8% in 2003 04. In value terms, exports to China, India and Taiwan rose on average by 30.0%, 44.8% and 28.5% per year respectively since 2003 04, supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 11.1% per year over the same period.

The share of exports to the US has declined from 8.5% in 2000 01 to only 2.2% in 2008-09. This reflects both a surge in growth in exports to other countries, such as India and China, combined with a decline in exports to the US, which partially reflects a fall in beef exports. Beef exports to the US fell following a ban on US beef exports to Japan and Korea due to a case of BSE (mad cow disease) in the US. This increased domestic supply in the US. As a consequence of the ban, US market share in these two countries fell, to be largely replaced with Australian product. In recent years however, some US exports of beef to both Korea and Japan have resumed.

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The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods(a)

(% of total at current prices)

	2006-07	2007-08	2009-10(p)
North Asia Total	52.0	50.6	56.6
South Korea	11.0	10.5	11.3
China	7.7	6.9	9.3
Japan	26.0	25.6	29.5
Taiwan	6.4	6.8	5.8
Hong Kong	0.9	0.8	0.7

South Asia Total	15.3	16.0	17.1
Indonesia	2.3	2.3	1.8
PNG	1.1	1.4	1.0
Singapore	1.1	1.2	0.6
India	7.7	8.3	11.8
Malaysia	1.6	1.6	1.0
Thailand	1.4	1.2	0.9

North America	5.1	4.1	2.5
Canada	0.6	0.6	0.4
US	4.6	3.5	2.2

European Union	15.3	15.5	12.5
New Zealand	2.7	2.7	1.6
Brazil	2.0	2.0	2.0
Other	7.6	9.1	7.7
	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.
(p)	Preliminary
Source:	ABS, unpublished foreign trade data.

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Overseas imports

The nominal value of Queensland’s overseas merchandise imports rose 4.9%, to $34.0 billion in 2008-09. Imports of road motor vehicles fell sharply, down $1.2 billion (or 20.5%), although this was more than offset by higher imports of other manufactured goods (up 18.9%) and other imports (up 55.7%). Imports of other manufactured goods was driven by higher imports of miscellaneous manufactured articles (up $399.7 million, or 42.0%). Other imports was largely driven by higher non-monetary gold imports, up $1.3 billion or 230.5%. This partially reflected a rise in A$-denominated gold prices, from A$915.0 in 2007-08, to A$1,186.0 in 2008-09.

Growth in the value of chemical imports contributed to overall merchandise import growth in 2008-09, rising $357.3 million (or 25.4%) to $1.8 billion. Imports of live animals, food, beverages and tobacco rose 17.0% in the year.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

	2006-07	2007-08	2008-09(p)
Import Categories(a)
Live animals, food, beverages & tobacco	901.9	967.8	1,132.7
Mineral fuels, petroleum and lubricants	5,495.0	7,583.3	7,291.8
Chemicals	1,296.6	1,406.7	1,764.0
Road motor vehicles	5,321.5	5,964.5	4,740.5
Other machinery and transport equipment	6,693.6	7,988.4	7,959.8
Other manufactured goods	5,149.3	5,670.0	6,744.4
Other	2,339.8	2,779.3	4,328.1
Total overseas imports of goods

Tourism	27,197.7	32,360.0	33,961.3
Other services
Total overseas imports of services

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	1,935.0	2,543.0	2,983.0

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3). Total overseas imports of merchandise goods and services data based on Queensland State Accounts, June quarter 2009. All remaining merchandise imports goods data are sourced from the ABS, unpublished foreign trade data, September 2009.
Note:	Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.
Source:	ABS unpublished foreign trade data, Queensland State Accounts.

Employment and Income

Queensland’s population broke the 4 million barrier in September quarter 2005, and has continued to grow strongly since then, reaching 4,380,383 persons by the end of March 2009. Over the five years to March 2009, the State’s population increased at an average annual rate of 2.5%, compared with 1.4% growth in the rest of Australia.

Over the five year period to 2008-09, Queensland’s labour force increased by 18.1%. The State’s labour force participation rate increased 3.0 percentage points over the five years to 2008-09 to an historic high of 67.6%, remaining consistently higher than the rest of Australia average over the period.

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Employment in Queensland grew 2.2% in 2008-09, compared with growth of 0.8% in the rest of Australia. Over the five years to 2008-09, employment in Queensland increased by 20.2%, compared with 11.2% growth in the rest of Australia. As a result, Queensland created 374,400 new jobs, equating to 30.3% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

Employed Persons by Industry, Queensland

	2003-04	2008-09	% Change 2003-04 to 2008-09	% Share of total employment 2008-09
	(‘000)	(‘000)
Agriculture, forestry & fishing	83.4	79.9	-4.2	3.6
Mining	22.0	46.2	110.0	2.1
Manufacturing	182.0	189.8	4.3	8.5
Electricity, gas, water & waste services	17.4	26.8	54.0	1.2
Construction	164.6	245.0	48.8	11.0
Wholesale Trade	72.4	66.8	-7.7	3.0
Retail Trade	227.4	261.0	14.8	11.7
Accommodation & food services	134.1	159.4	18.9	7.2
Transport, postal & warehousing	103.8	139.9	34.8	6.3
Information media & telecommunications	32.5	35.1	8.1	1.6
Financial & insurance services	50.0	60.3	20.6	2.7
Rental, hiring & real estate services	40.7	53.1	30.3	2.4
Professional, scientific & technical services	103.5	143.1	38.2	6.4
Administrative & support services	64.2	67.0	4.3	3.0
Public administration & safety	122.3	128.1	4.7	5.8
Education & training	137.1	169.4	23.6	7.6
Health care & social assistance	178.7	225.1	26.0	10.1
Arts & recreation services	33.7	34.7	2.7	1.6
Other services	80.2	95.5	19.0	4.3

TOTAL(a)	1,849.8	2,226.0	20.3	100

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.
Note:	Due to rounding, amounts may not add to totals.
Source:	ABS 6291.0.55.003.

Queensland’s year-average unemployment rate was below that in the rest of Australia for the fifth consecutive year in 2008-09, but rose to 4.4%, up from 3.7% in the previous year (the rest of Australia was 5.1% and 4.4% respectively). The increase in Queensland’s unemployment rate in 2008-09 reflected stronger labour force growth than employment growth in the year.

Prices

The Brisbane consumer price index (CPI) rose 3.7% in 2008-09, a moderation from the 4.1% growth recorded in 2007-08. The national CPI rose 3.1% in 2008-09 and 3.4% in 2007-08.

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Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

Measures of Income

State	Household Income per Capita 2007-08	Average Weekly Earnings 2008-09
	$	$
Queensland	42,190	888.1
New South Wales	47,512	917.6
Victoria	46,378	889.6
South Australia	41,816	843.2
Western Australia	48,255	1027.7
Tasmania	39,229	778.0
Australia	45,944	912.9

Source:	ABS 5220.0 and 6302.0.

Queensland recorded growth in average weekly earnings of 7.5% in 2008-09, compared with 3.9% growth nationally.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labour Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of June 2006, 1.2% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.8% of workers were covered by individual agreements with only 19% covered by awards only.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70% of employees in Queensland who were covered by the State industrial relations system. It was estimated that approximately 55% of employees in

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Queensland were covered by State awards and agreements. Passage of the Federal Government’s WorkChoices amendments to the Workplace Relations Act 1996 (Cwth) in 2006 has reduced coverage of the State industrial relations jurisdiction to around 40% of the State’s workforce, with around one-third of these employees (13%) being employed in the State public sector.

The Australian Labour Party formed government following the federal election held on 24 November 2007. Although the new Federal Government’s policies provide for an increase in collective bargaining, it is not expected that the progressive transition to a more decentralised system will be substantively altered.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2007-08(a)

(Chain volume measures)

Sector	Queensland	Australia	Queensland as a % of Australia
	($ millions)	($ millions)
Agriculture, forestry and fishing	5,466	25,085	21.8
Mining	20,403	82,650	24.7
Manufacturing	18,331	106,776	17.2
Services(b)	147,706	785,866	18.8

TOTAL	191,906	1,000,377	19.2

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes general government and ownership of dwellings.
Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

In 2007-08, Queensland accounted for 24.7% of the nation’s total mining output, broadly in line with the 10 year average. Currently, Queensland is the second largest contributor of any state or territory to Australia’s total mining output. In 2007-08, Queensland’s mining industry accounted for 10.6% of the State’s total industry gross value added.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value added industries.

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The value and quantity of selected minerals produced in Queensland from 2003-04 to 2007 08 (latest data available) are shown in the following tables.

Queensland Mineral Production—Value

($ millions)

Mineral	2003-04	2004-05	2005-06	2006-07	2007-08
Black coal(a)	6,454	10,347	17,432	15,925	17,076
Copper concentrate	2,793	1,707	1,616	2,947	3,198
Gold Bullion(b)	387	315	386	447	428
Bauxite	232	263	284	279	233
Lead Concentrate(c)	520	1,356	1,015	867	1,954
Crude Oil	805	903	1,930	3,191	2,159
Zinc Concentrate	94	143	212	224	340
Natural Gas	380	469	352	361	283
Other	595	519	565	661	1,098

TOTAL	12,260	16,022	23,788	24,902	26,769

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes.
(b)	Includes alluvial gold.
(c)	Includes a significant component of silver.
Source:	Queensland Department of Mines and Energy.

Queensland’s Principal Mineral Production—Volumes

Mineral	2003-04	2004-05	2005-06	2006-07	2007-08
Black coal (‘000t)	160,062	172,666	171,689	184,082	182,567
Copper concentrate (‘000t)	1,654	1,329	1,474	1,285	1,419
Gold Bullion (kg)(a)	39,922	34,845	27,526	32,951	25,909
Bauxite (‘000t)	12,071	13,798	16,013	17,380	19,386
Lead concentrate (‘000t)(b)	756	804	804	654	763
Zinc concentrate (‘000t)	1,386	1,540	1,587	1,581	1,641
Crude oil (megalitres)	425	418	419	457	554
Natural gas (gigalitres)	5,255	4,766	3,170	3,080	2,429

(a)	Includes alluvial gold.
(b)	Includes a significant component of silver.
Source:	Queensland Department of Mines and Energy.

Coal

In 2007-08, coal remained Queensland’s most significant mineral commodity, accounting for 63.8% of mineral production by value. In 2007-08, the quantity of coal produced in Queensland fell by 0.8% to 182.6 million tonnes. The rise in the value of coal production (up 7.2%) to $17.1 billion was due to higher average coal export prices in A$ terms in the year.

Coal is also Queensland’s leading export commodity, with the value of exports totalling $30.2 billion in 2008-09 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection exports). In 2008-09, the value of non-confidentialised coal exports accounted for around 53.6% of Queensland’s total merchandise exports. According to data from the Department of Mines and Energy, coal export tonnages rose 4.6% in the financial year, as exports recovered from the impact of flooding in the Bowen Basin in early 2008 and Chinese imports boosted demand towards the end of 2008-09.

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Copper

In 2007-08, the quantity of copper concentrate produced in Queensland increased by 10.4%, to 1.4 million tonnes. The value of copper production increased by a lesser 8.5% over the same time period, reflecting a marginal decline in A$ prices.

Gold

The value of gold produced in Queensland fell by 4.3% in 2007-08, to $428 million, driven by a 21.4% fall in the quantity of gold produced in the year.

Bauxite

The value of Queensland’s bauxite production fell by 16.5% in 2007-08, to $233 million. This was despite an 11.5% rise in the quantity of bauxite produced during the year, as the world price of bauxite declined in the year.

Lead and Zinc

In Queensland, the value of lead produced rose by 125.4% in 2007-08, to total $2.0 billion. The quantity of lead produced rose 16.7% in 2007-08.

In contrast, the value of zinc concentrate production decreased by 32.3% during the year to total $2.2 billion. The quantity of zinc concentrates produced in Queensland increased by 3.8% in 2007-08, to 1.6 million tonnes.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland increased by 51.8% in 2007-08, reflecting a 21.2% increase in the production volume of crude oil and higher prices.

The value of natural gas produced fell by 21.6% in 2007 08, with the volume of natural gas production declining 21.1%.

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for around 2.8% of Queensland’s industry gross value added and for around 21.8% of Australia’s total agricultural production in 2007-08 (latest data available). The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2007-08, 58.8% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2007-08, Queensland’s gross value of agricultural production declined an estimated 7.3%, to $9.0 billion, but remained higher than the levels seen in 2003-04 and 2005-06.

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The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2007-08.

Queensland’s Major Agricultural Commodities

Value and Volume of Production

	2003-04	2004-05	2005-06	2006-07	2007-08
Gross Value ($m)
Slaughtering and other disposals	3,553	4,149	4,125	4,361	4,035
Cattle and calves	3,071	3,631	3,607	3,816	3,440
Poultry	207	223	223	240	300
Pigs	206	235	230	237	220
Sheep	57	50	49	45	60
Sugar cane for crushing	779	917	963	1,122	750
Wool (shorn)	97	120	106	120	120
Cereals	557	474	454	421	970
Horticulture(a)	1,522	1,490	1,856	2,462	1,855
Dairying (total whole milk production)	228	217	218	207	255
Cotton	346	419	359	121	110
Other	582	1,940	627	856	865
Total	7,664	9,726	8,708	9,760	8,960

Volume of Production
Beef and veal (‘000 tonnes)	979	1,050	1,057	1,110	1,042
Sugar cane (‘000 tonnes)	34,105	34,163	35,899	33,755	32,452
Wool (‘000 kg)	11,427	15,992	14,375	13,762	11,881
Wheat (‘000 tonnes)	1,110	1,170	1,218	777	910
Cotton lint (‘000 tonnes)	169	297	194	54	40

(a)	Vegetables, fruits and nuts, and grapes.
Sources:	Queensland Primary Industries and Fisheries: Prospects Update, various issues, Australian Sugar Yearbook 2009, ABARE Australian Commodity Statistics, 2008.

The performance of Queensland’s agricultural production weakened in 2007-08. In particular, the 33.2% fall in the value of sugar cane for crushing produced, combined with a 24.7% fall in the value of horticulture, contributed largely to the overall decline in the total value of agricultural production. In contrast, the value of cereals and dairy increased 130.4% and 23.2% respectively.

Commodity prices for many of Queensland’s major agricultural exports increased in 2007-08. In year average terms, the export price of sugar, wheat, wool and cotton increased, while world prices of beef decreased.

Meat and Poultry

The production of beef and veal declined 6.1% in 2007-08. This weaker performance reflected the return to normal seasonal conditions in Northern Queensland, with substantial summer rains encouraging farmers to re stock. In addition, the associated good pasture growth and high feed grain prices resulted in cattle moving back to be grass-fed, delaying cattle production in the second half of the year.

Grains

Queensland wheat production increased strongly in 2007-08, from 777 kilotonnes to 910 kilotonnes. The total value of Queensland’s cereal production increased to $970 million in 2007-08.

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Sugar

Australia is the world’s fourth largest exporter of raw sugar and Queensland accounts for 92.7% of Australian production.

Queensland’s sugar cane production for crushing was 32.5 million tonnes in 2007-08. The value of sugar cane

Wool

The volume of wool produced in Queensland declined by 13.7%, to 11.9 kilotonnes in 2007-08. Higher global sheep stocks placed downward pressure on world wool prices in the year.

Other Primary Industries

Timber-Based Industries

The Queensland Department of Primary Industry and Fisheries estimated that forestry production in Queensland totalled $535 million in 2007-08. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.

Fisheries

The Queensland Department of Primary Industries and Fisheries estimated that fisheries production in Queensland totalled $345 million in 2007 08 the same as in 2006-07. Trawl operations constituted 33.6% of the fisheries output (in value terms), with the remaining portion sourced from non-trawl and aquaculture activities.

Manufacturing

In 2007-08, the manufacturing sector accounted for 9.6% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output increased to 17.2% in 2007-08, up from 12.5% ten years earlier.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most industrialised nations, the relative importance of manufacturing has declined in favor of service-based industries over time.

In the past, Australian industry policy (primarily in the form of tariffs and quotas) has imposed costs on Queensland’s industries without off setting benefits. The winding back of protection has benefited the manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

In 2006-07 (the latest available data), more than half of the manufacturing industry’s turnover was accounted for by two sub sectors: food, beverages and tobacco (23.1%) and metal products (28.0%). Queensland’s manufacturing turnover increased by 9.8% in the same financial year.

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Growth in manufacturing output is shown in the following table:

Queensland Manufacturing Industry Turnover by Sub-sector(a)

	2005-06	2006-07	Annual Growth
	($ million)	($ million)	(%)
Subsector
Food, beverages and tobacco	15,209	16,218	6.6
Textile, clothing, footwear and leather	1,181	994	-15.8
Wood and paper products	3,021	3,487	15.4
Printing, publishing and recorded media	2,669	1,177	-55.9
Chemical, petroleum and coal products	11,789	na	na
Non-metallic mineral products	2,874	3,943	37.2
Metal products	14,923	19,649	31.7
Machinery and equipment	9,436	10,778	14.2
Miscellaneous manufacturing	2,871	na	na

TOTAL TURNOVER	63,973	70,257	9.8

(a)	Latest available data.
Note:	Figures are rounded to the nearest hundred thousand. Consequently, figures may not add to the total. na: Not Available.
Source:	ABS Cat. No. 8221.0.

Overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totalled $6.7 billion in 2008-09. Manufactured exports overseas fell by 4.0%, following a 13.7% increase in 2007-08. A 17.4% increase in the value of other manufactured goods exports in 2008-09 was more than offset by a 17.0% decline in processed minerals and metals exports.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland competing alongside the government owned Queensland Rail. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

The Queensland road network, extending approximately 273,000 lane kilometres, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non tourism related business opportunities.

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Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks. Broadband internet services are also available in all major centres across the State.

Construction

The Queensland building and construction industry directly provided 11.0% of employment in the State during 2008-09.

Dwelling investment in Queensland declined 6.9% in 2008-09, reflecting the impact of restrictive interest rates over much of 2008, as well as weak consumer and investor confidence. In comparison, dwelling investment nationally fell by 1.9% in 2008-09. However, strong population growth and fast growth in rents are expected to support demand for residential construction in Queensland in the medium term.

Private non dwelling construction in Queensland rose by 16.7% in 2008-09, the fifth consecutive year of double-digit growth. While the deepening in the global financial crisis since September 2008 has seen commercial lending dry up and businesses re-evaluate investment plans, the large amount of project work already under construction supported significant momentum in construction activity, especially in the first half of the financial year. Private sector construction work on mining and related infrastructure, energy, and roads resulted in the real value of engineering construction investment rising 29.0% in the year. The ongoing strength in this sector also reflects the long construction timeframes associated with large scale infrastructure projects. Conversely, non-residential construction (such as offices, shops and factories) rose a modest 1.7% in 2008-09. Restricted credit for commercial developments took its toll on this type of construction, particularly in the second half of 2008-09.

Tourism

Tourism accounted for an estimated 5.8% of overall GSP in the State in 2003-04 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognised restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) fell by 6.6% in 2008-09, following a decline of 3.4% in 2007-08. Overseas tourism exports rose 6.0% in 2008-09, but were more than offset by a 15.0% decline in interstate tourism exports, which were adversely affected by unusual weather events, floods in North Queensland and an oil spill near Moreton Island.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes, such as central borrowing authorities, local governments, government owned corporations and other statutory bodies, which may enter the market directly and issue stock either in their own names or through a central borrowing authority. Until June 1984, borrowings by these semi government authorities and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which had no legal status. From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach, which imposed aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach. Over the last 20 years of its existence, the Loan Program consisted of both a loan component and a grant component. During the 1980s, the loan component was primarily concessional loans for public housing. After 1989-90, the Loan Program consisted solely of general purpose capital grants, which have since been abolished.

Until 1990 91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with State and Territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-State financial relations. They placed full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State Governments to greater scrutiny by the community and financial markets.

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From 1993 94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focused on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2008-09, the Queensland LCA Outcome was a deficit of $9,641 million. This deficit reflects a high level of investment in infrastructure by the general government and public non-financial corporations sectors and the impact of investment returns well below the long term rate of 7.5%.

State Borrowing Guarantee

On 25 March 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on 29 June 2009. The scheme became operational on 24 July 2009. Queensland announced on 16 June 2009 that it intended to apply the guarantee to all existing A$ benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (CGG) to be applied to its selected domestic bonds on 18 September 2009 and has issued CGG-eligibility certificates.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The States impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

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At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments on the basis of the principle of horizontal fiscal equalisation. This principle requires State governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the States for specified purposes or with conditions attached. Although these grants for specific purpose have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

At the 1994 Premiers’ Conference, financial arrangements were adopted to apply a real per capita guarantee to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97. Subsequent Conferences confirmed this guarantee until 2000-2001. Application of the guarantee was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on 1 July 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•

the provision to the States of all revenue from the GST, a broad-based consumption tax. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the States;

•	the abolition of financial assistance grants to the States; and

•

the abolition of a number of State taxes. In Queensland’s case, this includes the abolition of nine taxes over the period 2001 to 2013 in order to improve the overall efficiency of the national taxation system.

In 2008-09 general revenue assistance, predominantly made up of GST revenue, represented 23% of Queensland Government revenue, while payments for specific purposes represented 232%.

A New Reform Agenda

On 26 March 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the States, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

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A new agreement—the Intergovernmental Agreement on Federal Financial Relations—was signed by Australian governments in late 2008. The main features of the new framework include:

•

a significant reduction of the number of payments for specific purposes, without reducing the overall level of payments. A large number of these payments (which numbered around 90) were be rationalized into five broader specific purpose payments supported by new national agreements in the areas of healthcare, schools, skills and workforce development; disabilities services; and housing.

•

a significant reduction in the conditions imposed on specific purpose payments by the Commonwealth through a change in focus towards agreement on outcomes that represent the improvement in the well-being of Australians, without stipulating precisely how the States achieve the outcomes or deliver services;

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives;

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward reforms; and

•	the continued provision of all GST revenue to the States.

Henry Tax Review

On 11 May 2008, the Federal Treasurer announced a comprehensive review of Australia’s tax system—“Australia’s Future Tax System”—to design a tax structure that positions Australia to deal with the demographic, social, economic and environmental challenges of the 21st century and enhance Australia’s economic and social outcomes. The Review encompasses Australian Government, State and local taxes and interactions with the transfer system.

The Review, scheduled to deliver its final report to the Federal Treasurer in December 2009, may have significant implications for the future of state taxation arrangements and federal financial relations.

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QUEENSLAND GOVERNMENT FINANCES

Independent Auditor’s Report on Government of Queensland’s financial report

The Auditor-General of Queensland has audited the financial statements of the Corporation and the Government of Queensland (included in Exhibits (c)(i) and (c)(ii) of this report) for the years ended June 30, 2008 and June 30, 2009. In respect of the financial statements of the Corporation for the years ended June 30, 2008 and June 30, 2009, the Auditor-General issued unqualified independent audit reports. In respect of the Whole of Government Audited Financial Statements contained in the Queensland financial report, the Auditor-General issued an unqualified independent audit report for the year ended June 30, 2008, but a qualified independent audit report for the year ended June 30, 2009.

The independent audit report in respect of the Whole of Government Audited Financial Statements for the year ended June 30, 2009 was qualified because comparative 2008 balances for property, plant and equipment of $215.916 billion include assets totaling $8.322 billion that have not been disclosed at fair value at June 30, 2008. $4.617 billion of this amount relates to infrastructure assets which are reported in Note 34 of the Whole of Government Financial Statements (in Exhibit (c)(ii) of this report) and included in the total written down value of $84.415 billion. The balance of the $8.322 billion relates to a number of other asset classes. In the Auditor-General’s opinion, this is in contravention of the transitional requirement of Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting which requires all assets, including comparatives, to be reported at fair value.

As a consequence of these assets not being reported at fair value, the reported depreciation expense for infrastructure assets, as per Note 12 of the Whole of Government Financial Statements (in Exhibit (c)(ii) of this report), of $2.275 billion (2009) and $1.602 billion (2008) has been incorrectly calculated. Had depreciation been calculated correctly, based on the fair value of these assets, the Auditor-General estimates that the depreciation expense for both 2008 and 2009 would have increased in the order of $180 million. As a result, the negative net operating balance of $2.571 billion (2009) and $1.100 billion (2008), reported in the operating statement, would also have increased by approximately $180 million.

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent and also supplementary appropriation for the previous fiscal year for unforeseen expenses that occurred in that fiscal year. There is one Act for the Legislative Assembly and one for all other agencies.

Policy Settings for the 2009-10 Budget

Like many jurisdictions around the globe, the unprecedented economic and financial conditions arising from the global financial crisis have had significant adverse effects on the State’s financial position. In this environment, the Government has adopted a new fiscal strategy, setting out how it will restore Queensland’s traditionally strong financial position, while maintaining services and continuing to deliver its commitments to the community.

To ensure the fiscal strategy is transparent and credible, the Government introduced the Financial Accountability Act 2009 which, among other things, requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility giving details of the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report will be tabled and published each year in the Budget papers, Mid Year Fiscal and Economic Review and Report on State Finances.

The fiscal principles of the Queensland Government are broadly based around three themes: fiscal sustainability; a competitive tax regime; and managing the State’s balance sheet. The fiscal principles are detailed below:

Fiscal Sustainability

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

•

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)

The Government must balance the cost of their activities with the revenues raised by taxation, royalties and income from business activities.

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•	Growth in own-purpose expenses in the General Government sector to not exceed real per capita growth

Until the Government achieves an operating surplus, growth in state own purposes expenses (excluding Commonwealth related expenses) will be limited to inflation and population growth;

•	Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16

The approach to expenses growth, together with the impact of the large asset sales program not yet factored into the forward estimates, is aimed at achieving a net operating surplus in the General Government sector by 2015-16, and depending on the strength of the recovery, possibly sooner;

Competitive Tax Regime

One of the Queensland Government’s key fiscal objectives is to maintain a competitive tax environment. While the Government needs to raise sufficient revenue to meet the service and infrastructure needs of the State, it is important that business has a low cost environment, to promote economic development and jobs growth.

•	Maintain a competitive tax environment for business

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other states and territories;

Managing the State’s Balance Sheet

The provision of adequate levels of infrastructure is an ongoing challenge for a state such as Queensland that continues to experience higher levels of economic and population growth than the national average. In meeting this challenge, the Government funds capital expenditure well above the average of the other states and territories, in per capita terms.

Queensland funds its capital program primarily through borrowing, recognising the interest, operating and depreciation costs on the operating statement. It will also be necessary to borrow to fund operating deficits. While the balance sheet of the Queensland Government remains strong, the increased borrowing, coupled with a significant fall in revenue arising as a result of the global financial crisis has led to an increase in the ratio of net financial liabilities to revenue, which is a measure used by financial markets to assess financial sustainability.

This ratio is expected to be 117% at the end of the 2009 10 financial year and to stabilise at below 130% after completion of the asset sales program.

•	Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public sector

The provision of adequate levels of infrastructure for the State to support the higher levels of economic and population growth in comparison to the national average;

Queensland has a long history of setting aside funds to accumulate financial assets sufficient to meet future liabilities, the largest being for future employee entitlements, in particular superannuation. Queensland is therefore far better placed than other state governments to meet future accruing liabilities, as most other jurisdictions have substantial unfunded superannuation and other employee liabilities.

The State’s policy of setting aside funds to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without affecting the Government’s ability to fund services to the community.

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•	Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice

The State’s policy of setting aside funds to accumulate financial assets sufficient to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without affecting the Government’s ability to fund services to the community.

Measures introduced since the 2008-09 Budget

Since the 2008-09 Budget, the Queensland Government has taken a number of measures, totalling some $5.4 billion over four years, to improve the State’s financial position. The measures include:

•	Abolition of the Queensland Fuel Subsidy Scheme—The Government decided to cease the Queensland Fuel Subsidy Scheme from 1 July 2009, saving around $2.4 billion over four years.

•

Further public sector efficiency measures—Given the savings to be derived from machinery of government reforms as well as the savings being realised through efficiency and productivity improvements in the areas of corporate overheads, travel, publication, marketing and communication costs, savings targets have been increased to a total of $280 million per year from 2009-10. These savings targets will not impact on front line service delivery.

•

Reform to local government grants and subsidy programs—The Government has decided to overhaul the current suite of local government grant and subsidy programs. The current programs will cease on 16 June 2009. A new $45 million per annum local government infrastructure program will be introduced which will be more targeted.

•	Taxation measures announced in the 2008-09 Mid Year Fiscal and Economic Review:

•	The Government has increased motor vehicle registration fees commencing 1 July 2009.

•

The abolition of duty on the transfer of core business assets has been deferred to now occur by 1 July 2013, in accordance with the timeframe included in the new Intergovernmental Agreement on Federal Financial Relations.

•	The tax rate on gaming machine win on casino gaming machines has increased, to reduce the disparity between rates in casinos and those applicable to large clubs and hotels.

•

From 1 July 2009, a 0.5% surcharge applies where the aggregate value of all land (for land tax purposes) exceeds $5 million. The surcharge will apply only to the portion of the value exceeding $5 million.

•

Wages policy—The Government is committed to maintaining wage increases as prescribed in the Memorandum of Understanding (MOU) with unions for all agreements covered by the MOU. All other agreements that have expired or are due to expire by 31 December 2009, had until 1 September 2009 to reach an agreement. Where an agreement was not reached by this date, and for agreements expiring after 31 December 2009, a new Government wages policy applies, which limits wage increases to 2.5% per annum until the Budget returns to surplus. The new policy was applied to Chief Executives, Senior Executives and Senior Officers and their equivalents from 1 July 2009.

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•

Changes to procurement policy—While the Government will continue to consider alliance contracting where appropriate, in selecting procurement approaches for each major project, the Government will be particularly focused on driving competitive, value for money project delivery outcomes which reflect current market conditions.

•

Government-owned corporation reform—The Government has been working with its Government-owned corporations (GOCs) to improve their efficiency, effectiveness and accountability. The aim has been to provide GOCs with appropriate organizational structures and incentive frameworks to allow them to operate to their full commercial potential.

•

Closure of the defined benefit scheme—Earlier in 2008-09 the Government announced the closure of QSuper’s defined benefit account to new members, effective from the date of announcement. This action was taken to protect the current entitlements of existing defined benefit members and to ensure that the scheme’s liabilities are not exposed to risks that flow from the decline in global equity markets.

•

Asset sales—In order to protect the State’s capital program while maintaining a prudent fiscal approach, the Government announced, on 2 June 2009, a significant infrastructure assets reform and sale program.

This program will involve:

•	the sale of Forestry Plantations Queensland’s softwood business and possibly its hardwood plantations

•	the sale of Queensland Motorways Limited’s (QML) business, incorporating a major upgrade of the Port of Brisbane Motorway

•	the sale of the Port of Brisbane Corporation Limited’s (PBC) business and assets

•	the sale of QR Limited’s (QR) above and below rail coal businesses and assets, along with Ports Corporation of Queensland Limited’s Abbot Point Coal Terminal

In recognition of the complexity of the process and the need to undertake detailed planning in relation to appropriate sale structures, the Government envisages that the sales will be progressed in the market over the next three to five years. The sale program will deliver an estimated $15 billion in sale proceeds, and result in approximately $12 billion in required capital investment over the next five years being avoided. The staging of the asset sales will be influenced by the timing of the recovery in financial markets. The impact of the asset sales has not been factored into the Budget estimates.

Reporting on Social Outcomes

An important part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives.

Outcome reports will now be framed around the revised plans and priorities contained in Towards Q2—Tomorrow’s Queensland. Within each of these areas, long-term measurable targets have been identified.

Toward Q2: Tomorrow’s Queensland

In September 2008, the Queensland Government announced revised plans and priorities for the future with the launch of Towards Q2—Tomorrow’s Queensland. Towards Q2 is framed around five ambitions.

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1.	Strong: We want to create a diverse economy powered by bright ideas;

2.	Green: We want to protect our lifestyle and environment;

3.	Smart: We want to deliver world-class education and training;

4.	Healthy: We want to make Queenslanders Australia’s healthiest people; and

5.	Fair: We want to support a safe and caring community.

The Queensland Government has set new accountability measures to drive improved performance across its agencies as follows:

•	Agency agreements

Agencies responsible for contributing to the achievement of the targets will sign agreements identifying the objectives they must meet and what they will do to meet them. A lead agency will be assigned for each target to coordinate the government’s efforts. State Cabinet will approve these agreements and agencies will need to demonstrate they are taking action to meet the targets;

•	Ministerial responsibility Ministerial

Charter letters will outline the Premier’s expectation that Ministers will ensure their departments are taking firm action to meet the targets;

•	CEO accountability

Directors-General will be accountable for their department’s progress toward the targets. This will be written into their performance agreements with the Premier;

•	Funding

Initiatives and programs that contribute to meeting the targets will be given priority in decisions about the allocation of new and existing funding; and

•	Reporting

Since the data for each of the targets is collected by a range of groups, such as the Australian Bureau of Statistics, updated reports on each of the targets will be published on the website www.towardQ2.qld.gov.au as the information becomes available.

In addition, annual progress reports on the targets will be published along with a plan that maps out actions required over the coming 12 months to work towards achieving each target.

Operating Statement

2008-09 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector returned an operating surplus of $35 million and a cash deficit of $2.839 billion.

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The 2008-09 operating outcome is $609 million higher than that estimated at the time of the 2009-10 Budget. The increase in the operating position is primarily the result of developer land contributions not budgeted for and marginally higher taxation revenue.

Table 1 below provides aggregate outcome information for 2008-09 and projections for 2009-10.

Table 1

Key Financial Aggregates

(UPF Basis)

	2007-08 Actual	2008-09 Estimated Actual	2008-09 Actual	2009-10 Mid Year Review
	($ million)
General Government Sector:
Revenue	31,430	35,874	37,008	37,286
Expenses	32,989	36,447	36,974	39,637
Net operating balance	(1,559)	(574)	35	(2,351)
Cash surplus/(deficit)	(4,922)	(4,144)	(2,839)	(7,363)
Purchases of non-financial assets	5,716	7,137	6,960	9,108
Net worth	155,178	149,800	184,619	185,476
Public Non-Financial Corporations Sector:
Net operating balance	1,274	356	587	205
Purchases of non-financial assets	8,132	9,059	8,353	8,466

2009-10 Projections

A deficit of $2.351 billion is expected in 2009-10 for the General Government Sector. The Total State net operating result for 2009-10 is expected to be a deficit of approximately $2.974 billion.

Revenue

General Government revenue is forecast to increase by $278 million (0.8%) from the 2008-09 actual to $37.286 billion in 2009-10. The increase in revenue is largely driven by moderate increases in taxation, sales of goods and services and grant revenue being partly offset by a sharp reduction in royalty revenue as a result of substantial decreases in contract coal prices.

Commonwealth grants, together with taxation, are the principal forms of revenue for the State, accounting for around 75% of budgeted General Government revenue.

Expenses

In UPF terms, General Government expenses are forecast to increase by $2.663 billion over the 2008-09 actual to $39.637 billion in 2009-10. The increase in expenditure relative to 2008-09 primarily relates to moderate increases in wages, the implementation of service enhancements across key service delivery agencies, including those for which funds are received from the Australian Government, and recurrent expenditure in support of the capital program.

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Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2008-09 Capital Program and Balance Sheet Results

and 2009-10 Mid Year Review Projects

(UPF Basis)

	2007-08 Actual	2008-09 Estimated Actual	2008-09 Actual	2009-10 Mid Year Review
	($ million)
Purchases of Non-Financial Assets:
General Government Sector	5,716	7,137	6,960	9,108
Public Non-Financial Corporations	8,132	9,059	8,353	8,466
Non-financial Public Sector[1,2]	13,865	16,195	15,265	17,574
Net Worth:
General Government Sector (Total State)[3]	155,178	149,800	184,619	185,476
Incorporating Equity Investment in:
Public Non-Financial Corporations	19,988	18,982	27,595	24,356
Public Financial Corporations Sector	1,564		(3,578)

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.
3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2008-09 grew by $29.441 billion to $184.619 billion as at 30 June 2009. This growth relates to the adoption of AASB 1051 Land Under Roads. There has been an increase in the Public Non-Financial and Financial Corporations sectors due to a change in the valuation methodology to fair value. This was partially offset by a decline in investments as a result of the global financial crisis.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

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The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognized future obligations, without recourse to material adjustments in fiscal policy settings.

Queensland has consistently pursued sound long-term fiscal policies such as setting aside funds for employee superannuation and long service leave entitlements, which accord with the fiscal principle that targets full funding of long-term liabilities such as superannuation in accordance with actuarial advice The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets in 2008-09 was $6.960 billion, $177 million less than forecast at the time of the 2009-10 Budget. This underspend is primarily the result of the timing of payments for works rather than the non-completion of projects.

The 2009-10 capital program announced in the Budget is the largest ever undertaken in nominal terms and includes a significant investment in energy and transport infrastructure and the continuation of the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments. Capital outlays in 2009-10 are estimated to be $18.2 billion.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key Financial Aggregates (Summary)

(UPF Basis)

	Revised 2009-10	Projected 2010-11	Projected 2011-12	Projected 2012-13
	$ million	$ million	$ million	$ million
General Government Sector:
Revenue	37,286	37,806	39,044	41,275
Expenses	39,637	40,948	42,309	43,774
Net operating balance	(2,351)	(3,142)	(3,264)	(2,499)
Cash surplus/deficit	(7,363)	(8,221)	(5,165)	(2,878)
Purchases of non-financial assets	9,108	8,881	6,300	4,514
Net worth	185,476	185,220	185,368	186,770
Public Non-Financial Corporations Sector:
Net operating balance	205	132	474	1,034
Purchases of non-financial assets	8,466	7,174	5,945	5,188

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